UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, September 11, 2017 – Sociedad Química y Minera de Chile S.A. (“SQM” or the “Company”) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B) announced today that the Company and its subsidiary SQM Australia Pty Ltd (“SQM Australia”), have signed a purchase agreement with MH Gold Pty Ltd, Montague Resources Australia Pty Ltd and Kidman Resources Limited (“Kidman”, all together as the “Sellers”) to acquire 50% of the assets in the lithium mining project called Mount Holland, located in the State of Western Australia, Australia (the “Agreement”). The Agreement is subject to compliance with usual terms and conditions for this type of transaction, including but not limited to the granting of government approvals for the transfer of mining property (the "Conditions").

Pending compliance with the Conditions, SQM Australia has committed to grant Kidman up to US$21.5 million in credit (“Credit”) which will be used by Kidman to continue the development of the Mt. Holland project.

Once the Conditions are met, SQM Australia will pay the Sellers a price of (a) (i) US$5 million, plus (ii) US$10 million in capital contributions to the project on behalf of the Sellers and (b) (i) a deferred price amounting to US$25 million, plus (ii) US$30 million in capital contributions to the project on behalf of the Sellers. This price is subject to certain adjustments described in the Agreement, including the repayment of the Credit. SQM Australia, has also committed to make capital contributions of US$10 million and US$30 million, together with the contributions from the Sellers, to finance the development of the project.

In compliance with the Conditions, SQM Australia and the Sellers will sign, among others, a joint venture agreement for the development, construction and operation of the mining project, a concentration plant and a refining plant to produce lithium carbonate and lithium hydroxide, and the agreements allowing said joint venture to explore and exploit lithium on the mining property of the Sellers not included in the Agreement.

Patricio de Solminihac, CEO of SQM, commented: “We are very pleased to have finalized the documentation required to begin this partnership with Kidman. We are convinced that the capabilities we have developed in over 20 years producing and commercializing lithium products, will be fundamental to successfully develop this project together with our partners”.

Then he continued: “Mount Holland enters our portfolio of lithium projects in Chile and Argentina, as a very low-cost project with large reserves. We continue to see strong fundamentals in the growth of this market, and that encourages us to continue looking for new projects, where we can add value using our experience and capabilities.”

About SQM

SQM is an integrated producer and distributor of lithium, iodine, specialty plant nutrients, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries.

SQM´s business strategy is to be a mining operator that selectively integrates the production and sales of products to industries essential for human development, such as food, health and technology. The strategy is built on the following six principles:

•	strengthen internal processes to ensure access to key resources required for the sustainability of the business;
•	extend lean operations (M1) to the entire organization to strengthen our cost position, increase quality and ensure safety;
•	invest in the development of a specialty fertilizer market, including product differentiation, sales channel management and price optimization;
•	recover the iodine market share, seek consolidation and vertical integration opportunities; invest in the development of industrial nitrate applications;
•	search and invest in lithium and potassium assets outside of Chile to leverage our operational capabilities, take advantage of the current lithium market appeal and ensure access to raw materials for our potassium nitrate production; and
•	seek diversification opportunities in gold, copper and zinc projects in the region to leverage our mining operating capabilities and provide business continuity to our exploration program.

The business strategy´s principles are based on the following four concepts:

•	build an organization with strategic clarity, inspirational leaders, responsible personnel and strong values;
•	develop a strategic planning process that responds to the needs of our customers and market trends, while ensuring coordination between all segments of the business, including sales and operations;
•	develop a robust risk control and mitigation process to actively manage business risk; and
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: September 11, 2017

/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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